NSAR ITEM 77C

Van Kampen American Capital Advantage Municipal Income Trust II

(a) A Special Meeting of Shareholders was held on October 23, 1996.

(b) The election of Trustees of Van Kampen American Capital Advantage Municipal Income Trust II (the "Fund") included:

    None

(c) The following were voted on at the meeting:

    (1) Approval of New Investment Advisory Agreement in the event of a change of control for the Adviser.

           For   6,730,566             Against    123,732

    (2) Inapplicable

    (3) Approval of changes to Fundamental Investment Policies with respect to investments in other investment companies.

           For   3,422,970             Against    182,418

    (4) Inapplicable